

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-132662

Prospectus Supplement to Prospectus Supplement dated May 27, 2008 and Prospectus dated March 23, 2006.

Offering of 69,470,442 Ordinary Shares

ANGLOGOLD ASHANTI

AngloGold Ashanti Limited

We distributed to holders of our ordinary shares, par value ZAR 25 cents, including holders of E ordinary shares (collectively, "ordinary shares"), rights to subscribe for 69,470,442 new ordinary shares, or offered shares, ("share rights") at a subscription price of ZAR194.00 per offered share, including rights distributed to holders of our American Depositary Shares, or ADSs, each representing one ordinary share, to subscribe for offered shares in the form of new ADSs, or offered ADSs ("ADS rights" and, collectively with the shares rights, the "rights"). Offered shares not taken up upon exercise of rights were available for subscription by holders of rights that exercised rights ("excess applications") (such transactions, the "rights offering").

Pursuant to an underwriting agreement, the underwriters severally agreed, subject to certain conditions, to procure subscribers, or otherwise subscribe themselves for any offered shares, whether in the form of ordinary shares or ADSs, that were not subscribed for pursuant to the exercise of the rights or allocated pursuant to the excess applications.

Of the 69,470,442 ordinary shares issued in the rights offering, 68,105,143 were issued pursuant to the initial subscriptions (including 21,055,222 ADSs) and 1,365,299 were issued pursuant to the excess allocations (including 731,565 ADSs). As all 69,470,442 offered shares (including in the form of ADSs) were subscribed for pursuant to the exercise of the rights and pursuant to excess applications, no offered shares were purchased by any underwriters pursuant to the underwriting agreement.

During the trading period for the ADS rights from May 29, 2008 to June 20, 2008 and the trading period for the share rights from June 2, 2008 to June 27, 2008:

- The underwriters purchased 774,992 share rights and 3,324 ADS rights in the open market.
- The underwriters sold 127,368 share rights and 60,672 ADS rights in the open market.

During the subscription period for the rights offering (from 9:00 a.m. (New York City time) on June 4, 2008 to 12:00 p.m. (South Africa time) on July 4, 2008):

- No securities were bought by the underwriters in stabilizing transactions in connection with the rights offering.
- The underwriters exercised 722,178 share rights and no ADS rights. 6,323 offered shares and no offered ADSs were subscribed for by the underwriters pursuant to the excess applications.
- The underwriters purchased 384,574 ordinary shares and 859,559 ADSs in the open market at prices ranging from ZAR225.55 and ZAR286.64 and $28.80 and $36.01, respectively. The underwriters also purchased 254 CHESS depositary interests (each representing one-fifth of an ordinary share) at an average price of $6.91.
- The underwriters sold 1,073,079 ordinary shares and 610,184 ADSs at prices ranging from ZAR232.05 and ZAR275.27 and $28.81 and $36.12, respectively. The underwriters also sold 200 CHESS depositary interests at an average price of $7.16.

The above mentioned transactions relate to the underwriters' market making and proprietary transactions. As used herein, ZAR refers to South African rands and $ refers to U.S. dollars.

See "Risk Factors" starting on page S-22 of the prospectus supplement dated May 27, 2008.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement, the prospectus supplement dated May 27, 2008 or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Joint Global Co-ordinators and Joint Book-runners

Goldman Sachs International   UBS Investment Bank

Lead Manager
Morgan Stanley

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Prospectus Supplement dated July 14, 2008.